Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Strongbridge Biopharma plc

(Name of Issuer)

Ordinary Shares, $0.01 par value

(Title of Class of Securities)

G85347105

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G85347105
1	NAMES OF REPORTING PERSONS
Vivo Capital VIII, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,952,397 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
3,952,397 (1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,952,397 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.5%(2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	Includes (i) 2,452,397 Ordinary Share, $0.01 par value (“Ordinary Share”) of Strongbridge Biopharma plc (the “Issuer”), and (ii) 1,500,000 Ordinary Shares of the Issuer, issuable upon the exercise of 1,500,000 warrants exercisable within 60 days of February 12, 2018 (the “Reporting Date”), provided that the warrant holders will be prohibited from exercising the warrants, if (i) after giving effect to such exercise, the warrant holders would beneficially own in excess of 4.99% of the Ordinary Shares of the Issuer outstanding immediately after giving effect to such exercise, or (ii) after giving effect to such exercise, the warrant holders would beneficially own in excess of 9.99% of the Ordinary Shares of the Issuer outstanding immediately after giving effect to such exercise, if the warrant holders beneficially own greater than 4.99% of the Ordinary Shares outstanding notwithstanding the Ordinary Shares issuable upon exercise of the warrants. The Ordinary Shares and the warrants are held of record by Vivo Capital Fund VIII, L.P., and Vivo Capital Surplus Fund VIII, L.P. Vivo Capital VIII, LLC is the general partner of both Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.

(2)	Based on 45,158,057 Ordinary Shares of the Issuer outstanding as disclosed in the prospectus supplement filed by the Issuer on January 26, 2018, pursuant to Rule 424(b)(5) under the Securities Act of 1933, which is part of the Issuer’s Registration Statement on Form S-3 (File No. 333-217555).

Item 1.	(a)	Name of Issuer:

Strongbridge Biopharma plc

(b)	Address of Issuer's Principal Executive Offices:

900 Northbrook Drive, Suite 200, Trevose, PA 19053

Item 2.	(a)	Name of Person Filing:

Vivo Capital VIII, LLC

(b)	Address of Principal Business Office or, if None, Residence:

505 Hamilton Street, Suite 207, Palo Alto, CA 94301

(c)	Citizenship:

Vivo Capital VIII, LLC, is a Delaware limited liability company.

(d)	Title of Class of Securities:

Ordinary Shares

(e)	CUSIP Number:

G85347105

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ________________

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Ordinary Shares and warrants are held of record by Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. as follows:

●	Vivo Capital Fund VIII, L.P.: 2,154,841 Ordinary Shares and 1,318,000 Ordinary Shares issuable upon exercise of 1,318,000 warrants exercisable within 60 days of the Reporting Date, provided that Vivo Capital Fund VIII, L.P. will be prohibited from exercising the warrants, if (i) after giving effect to such exercise, it (together with Vivo Capital Surplus Fund VIII, L.P.) would beneficially own in excess of 4.99% of the Ordinary Shares of the Issuer outstanding immediately after giving effect to such exercise, or (ii) after giving effect to such exercise, it (together with Vivo Capital Surplus Fund VIII, L.P.) would beneficially own in excess of 9.99% of the Ordinary Shares of the Issuer outstanding immediately after giving effect to such exercise, if it (together with Vivo Capital Surplus Fund VIII, L.P.) beneficially owns greater than 4.99% of the Ordinary Shares outstanding notwithstanding the Ordinary Shares issuable upon exercise of the warrants.

●	Vivo Capital Surplus Fund VIII, L.P.: 297,556 Ordinary Shares and 182,000 Ordinary Shares issuable upon exercise of 182,000 warrants exercisable within 60 days of the Reporting Date, provided that Vivo Capital Surplus Fund VIII, L.P. will be prohibited from exercising the warrants, if (i) after giving effect to such exercise, it (together with Vivo Capital Fund VIII, L.P.) would beneficially own in excess of 4.99% of Ordinary Shares of the Issuer outstanding immediately after giving effect to such exercise, or (ii) after giving effect to such exercise, it (together with Vivo Capital Fund VIII, L.P.) would beneficially own in excess of 9.99% of the Ordinary Shares of the Issuer outstanding immediately after giving effect to such exercise, if it (together with Vivo Capital Fund VIII, L.P.) beneficially owns greater than 4.99% of the Ordinary Shares outstanding notwithstanding the Ordinary Shares issuable upon exercise of the warrants.

Vivo Capital VIII, LLC is the general partner of both Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. The voting members of Vivo Capital VIII, LLC are Frank Kung, Albert Cha, Edgar Engleman, Chen Yu and Shan Fu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(b)	Percent of class:

8.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,952,397

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,952,397

(iv)	Shared power to dispose of or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vivo Capital VIII, LLC

February 12, 2018
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)